Trevena, Inc.

955 Chesterbrook Boulevard, Suite 110

Chesterbrook, Pennsylvania 19087

December 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Courtney Lindsay

Re:	Trevena, Inc.

Registration Statement on Form S-3
Filed November 27, 2020 (File No. 333-251006)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevena, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-251006) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on December 4, 2020, or as soon thereafter as is practicable.

Please contact Brian M. Katz, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4193 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

TREVENA, INC.

By:	/s/ Carrie L. Bourdow
	Name:	Carrie L. Bourdow
	Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]